No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2024

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Contents

Exhibit 1:

Honda and Nissan agree Joint Research in Fundamental Technologies for Next Generation SDV Platform - MOU singed to Deepen Strategic Partnership  -

Exhibit 2:

Nissan, Honda and Mitsubishi Motors sign MOU on Strategic Partnership - Study to start of Strategic Partnerships that capitalize on Each Company’s Strengths -

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA
( HONDA MOTOR CO., LTD. )

/s/ Sumihiro Takahashi
Sumihiro Takahashi
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: August 1, 2024

[Translation]

August 1, 2024

To:	Shareholders of Honda Motor Co., Ltd.
From:	Honda Motor Co., Ltd.
1-1, Minami-Aoyama 2-chome,
Minato-ku, Tokyo, 107-8556
Toshihiro Mibe
Director, President and Representative Executive Officer

Honda and Nissan agree Joint Research in Fundamental Technologies for Next Generation SDV Platform

- MOU singed to Deepen Strategic Partnership -

Honda Motor Co., Ltd. today announced that it has agreed to carry out joint research in fundamental technologies in the area of platforms for next generation Software-Defined Vehicles (SDVs) with Nissan Motor Co., Ltd. aimed at the vehicle intelligence and electrification as well as a memorandum of understanding on deepening the framework of the strategic partnership. For details, please see the attached press release.

- End -

August 1, 2024

Nissan Motor Co., Ltd.

Honda Motor Co., Ltd.

Nissan and Honda agree to joint research in fundamental technologies for next-generation SDV platform

- MOU signed to deepen strategic partnership -

TOKYO, Japan-Nissan Motor Co., Ltd. and Honda Motor Co., Ltd. today announced that the two companies have agreed to carry out joint research in fundamental technologies in the area of platforms for next-generation software-defined vehicles (SDVs). This agreement is based on the memorandum of understanding (MOU) signed by the companies on March 15 regarding the commencement of discussions on a strategic partnership for the age of intelligence and electrification.

Both companies also today signed an MOU on deepening the framework of the strategic partnership, which is being discussed and considered on a broad scope.

Nissan and Honda are engaged in specific discussions and deliberations with a view to collaborating in various fields to further accelerate efforts to realize a carbon-neutral and traffic-accident-free society. Both companies are promoting R&D and investment in various technologies to promote the spread and evolution of EVs, especially SDVs, which are the scope of study in the fields of intelligence and electrification.

The two companies also believe that the software field, including autonomous driving, connectivity, and AI, which will determine the value of vehicles in the future and become a source of competitiveness, is an area where technological innovation is extremely rapid and where synergies can easily be obtained through the fusion of resources from both companies, such as technological knowledge and human resources.

Based on this shared view, Nissan and Honda have entered into a joint research agreement on fundamental technologies for next-generation SDV platform, and are considering the possibility of providing new value through co-creation.

The two company’s newly signed MOU is aimed to deepen the strategic partnership to define more specific areas of cooperation and accelerate the realization of the strategic partnership.

Going forward, Nissan and Honda will continue to study ways to create further synergies between the two companies and work toward the speedy implementation of specific measures.

Next-generation SDV platform

1.	Joint research agreement on fundamental technologies for next-generation SDV platform

•	The next-generation SDV platform is the cornerstone of the field of intelligence. The two companies have agreed to conduct joint research on fundamental technologies and have begun research.

•	Nissan and Honda aim to complete basic research in approximately one year and based on the results consider the possibility of mass production development.

Major areas of cooperation in the MOU on deepening the strategic partnership

2.	Batteries

•

Batteries are key components of EVs, and the two companies will consider the scope of cooperation from a short-term and medium- to long-term perspective. This includes sharing specifications and mutual supply.

Bringing together the battery technologies and assets of both companies will enable offering a wide range of battery options, from high-output to low-cost models, as well as cost reduction effects through investment diversification and risk-hedging, and deliver the advantage of volume.

•

The two companies have reached a basic agreement to commonize the specifications of their battery cell modules for EVs from a medium- to long-term perspective, with the aim of enabling the batteries they plan to procure to be usable in vehicles from both companies.

•

Honda and Nissan will study the supply of lithium-ion batteries for EVs manufactured by L-H Battery Company, Inc., a joint venture between Honda and LG Energy Solution, to Nissan in North America after 2028.

3.	e-Axles

•	The two companies have reached a basic agreement to commonize the specifications of their respective e-Axles, over the medium to long term, to be used in the next-generation EVs of both companies.

•	The agreed first step is to share motors and inverters, the core of the e-Axle.

4.	Mutual vehicle complementation

With the models to be sold globally by Nissan and Honda, the two companies will consider supplementing models from a short-term to medium- to long-term perspective. For the short-term, Nissan and Honda reached a basic agreement on models and regions to be complemented by each company, and also agreed on the outline of a product review system to be jointly operated by both companies.

ICE and EVs are being considered as vehicles for mutual complementation.

5.	Energy services and resource circulation in Japan

The two companies also agreed to study the possibility of cooperation in the areas of energy services and resource circulation in Japan, including charging, energy equipment, energy services utilizing batteries, and charging services.

[Translation]

August 1, 2024

To:	Shareholders of Honda Motor Co., Ltd.
From:	Honda Motor Co., Ltd.
1-1, Minami-Aoyama 2-chome,
Minato-ku, Tokyo, 107-8556
Toshihiro Mibe
Director, President and Representative Executive Officer

Nissan, Honda and Mitsubishi Motors sign MOU on Strategic Partnership

- Study to start of Strategic Partnerships that capitalize on Each Company’s Strengths -

Honda Motor Co., Ltd. (the Company) has been proceeding with discussions based on the memorandum of understanding regarding a feasibility study of a strategic partnership in the fields of vehicle intelligence and electrification with Nissan Motor Co., Ltd. on March 15, 2024.

Today, the Company announced that Mitsubishi Motors Corporation has newly joined, and the three companies have signed a memorandum of understanding to proceed with discussions. For details, please see the attached press release.

- End -

August 1, 2024

Nissan Motor Co., Ltd.

Honda Motor Co., Ltd.

Mitsubishi Motors Corporation

Nissan, Honda and Mitsubishi Motors sign MOU on strategic partnership

- Study to start of strategic partnerships that capitalize on each company’s strengths -

Nissan Motor Co., Ltd., Honda Motor Co., Ltd. and Mitsubishi Motors Corporation announced today that the three companies have signed a memorandum of understanding to jointly discuss a framework for further intelligence and electrification of automobiles based on the agreement signed by Nissan and Honda on March 15.

Nissan and Honda are working to further accelerate initiatives aimed at achieving carbon neutrality and a zero-traffic-accident society. In anticipation of collaboration in areas such as environmental technologies, electrification technologies, and software development, discussions are being conducted on a broad scope.

To accelerate this process, it is essential to create new value by integrating the technologies and knowledge cultivated by each company, and to improve business efficiencies. The participation of Mitsubishi Motors in the areas of potential collaboration considered and discussed by Nissan and Honda will not only add new knowledge and strengths but will also provide further synergies that can only be generated by the three companies, as well as new business opportunities.

Comment from Makoto Uchida, Representative Executive Officer, President and CEO, Nissan

“We are very pleased to welcome a new member to the strategic partnership between Honda and Nissan. Mitsubishi Motors has unique technologies and expertise and has been collaborating with Nissan as a partner. Through collaboration among the three companies, we expect the partnership to evolve into something that creates greater value, and to deliver unique products and services from each company that meet the diverse needs of customers.”

Comment from Toshihiro Mibe, President and Representative Executive Officer, Honda

“The automobile industry is in a period of transformation said to occur once in a century. We expect that the combination of technologies and knowledge cultivated by Nissan and Honda, as well as the strength and experience of Mitsubishi Motors, will enable us to more quickly resolve various issues related to electrification and intelligence on a global scale, and help lead societal reforms as a top runner.”

Comment from Takao Kato, Representative Executive Officer, President and CEO, Mitsubishi Motors

“Nissan and Honda’s discussions on a possible partnership have progressed, and we have decided to participate in this framework. Collaboration with partners is essential in today’s automotive industry, which is undergoing rapid changes due to technological innovations such as electrification and intelligence. We believe that we can discover new possibilities in a variety of fields through collaboration among the three companies.”